Exhibit 99.1

Corporación América Airports S.A. Announces Increase in International Passenger Fees in Argentina Starting mid-March, 2021

Luxembourg, January 13, 2021— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, announced that the Argentine airport regulator, Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) published today Resolution No. 4/2021 in the Official Gazette which establishes among others:

i)	an increase of US$6 to US$57 in the international passenger fee for travelers departing from AA2000 airports, in line with the provisions of the Technical Conditions for the Extension, which are part of the 10-year concession extension approved on December 17, 2020. This tariff increase will become effective on January 14, 2021, for flights as of March 15, 2021;

ii)	domestic passenger fees remain unchanged until the end of 2021, and

iii)	aircraft fees remain unchanged for both domestic and international air operators.

ORSNA’s Resolution No. 4/2021 will be filed today by the Company through a Form 6-K after market closes together with this release.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com

Phone: +5411 4852-6411